Exhibit 99.4

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

LILIUM N.V.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by Thursday, July 6, 2023 at 6:00 p.m. EDT.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend the annual meeting, visit:
https://www.cstproxy.com/lilium/am2023

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. The mailed proxy card must be received by Continental Stock Transfer & Trust Company no later than Thursday, July 6, 2023 at 6:00 p.m. EDT.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY CARD

Please mark your votes like this ☒

The Board of Directors recommends you to vote FOR the following:

	Proposal	FOR	AGAINST	ABSTAIN
2.a.	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year.	☐	☐	☐
2.b.	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year.	☐	☐	☐
2.c.	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year.	☐	☐	☐
2.d.	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year.	☐	☐	☐
2.e.	Re-appointment of Henri Courpron as Non-Executive Director for a period of 1 year.	☐	☐	☐
2.f.	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year.	☐	☐	☐
2.g.	Re-appointment of Margaret M. Smyth as Non-Executive Director for a period of 1 year.	☐	☐	☐
4.	Discussion and adoption of the 2022 financial statements.	☐	☐	☐
6.a.	Discharge of the Executive Directors.	☐	☐	☐
6.b.	Discharge of the Non-Executive Directors.	☐	☐	☐
7.	Designation of the Board as the competent body to issue (and grant rights to subscribe for) shares A and to limit or exclude statutory pre-emptive rights related thereto.	☐	☐	☐
8.	Reduction of the issued share capital by a cancellation of shares C held by the Company in treasury.	☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2023**

When Shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the president or another authorized officer. If a partnership, please sign in partnership name by an authorized person.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on July 7, 2023: The Convocation Notice and Agenda are available at: https://www.cstproxy.com/lilium/am2023 Paper copies of the proxy materials are also available, free of charge, via Continental Stock Transfer & Trust Company from June 13, 2023 at 4:30 p.m. EDT, by sending an email to: proxy@continentalstock.com For the annual general meeting of shareholders (the Annual General Meeting) of Lilium N.V. (the Company) to be held on Friday, July 7, 2023 at 2:00 p.m. CEST at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands, the shareholder(s) hereby grant(s) a power of attorney to Dirk-Jan Smit, civil law notary, of Freshfields Bruckhaus Deringer LLP, Amsterdam office, and any deputy-civil law notary working with Freshfields Bruckhaus Deringer LLP, Amsterdam office, each with the right of substitution, to represent it at the Annual General Meeting and to address the Annual General Meeting and exercise the voting rights attached to the shares that the shareholder(s) hold(s) on the record date, i.e. Friday, June 9, 2023, after the processing of all entries and deletions on that date, with which the shareholder(s) wish(es) to be represented and vote at the Annual General Meeting, in the manner set out on the reverse side of this ballot on its behalf. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, OR IF MULTIPLE INSTRUCTIONS ARE SELECTED ON THE REVERSE SIDE OF THIS BALLOT FOR ANY SINGLE VOTING ITEM, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. For further information, please visit the Company’s website at www.lilium.com. This power of attorney is governed by the laws of the Netherlands. (Continued and to be marked, dated and signed on reverse side) FOLD HERE • DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED LILIUM N.V.